 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended March 31, 2016

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

TABLE OF CONTENTS

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6
EXHIBIT 99.7
EXHIBIT 99.8
EXHIBIT 99.9
EXHIBIT 99.10
EXHIBIT 99.11
EXHIBIT 99.12

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

We hereby furnish the United States Securities and Exchange Commission with copies of the following information concerning our public disclosures regarding our results of operations and financial condition for the quarter and year ended March 31, 2016.

The following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On April 15, 2016, we announced our results of operations for the quarter and year ended March 31, 2016. We issued press releases announcing our results under International Financial Reporting Standards (“IFRS”) in U.S. dollars and Indian rupees, copies of which are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.

On April 15, 2016, we held a press conference to announce our results, which was followed by a question and answer session. The transcript of this press conference is attached to this Form 6-K as Exhibit 99.3.

On April 15, 2016, the leadership team were part of a common television interaction in which they answered questions from the media. The transcript of this interaction is attached to this Form 6-K as Exhibit 99.4.

We have also made available to the public on our web site, www.infosys.com, a fact sheet that provides details on our profit and loss account summary for the quarters and years ended March 31, 2016 and 2015 (as per IFRS); revenue by geographical segment, service offering, project type, and industry classification; information regarding our client concentration; employee information and metrics; infrastructure information; and consolidated IT services information. We have attached this fact sheet to this Form 6-K as Exhibit 99.5.

On April 15, 2016, we also held two teleconferences with investors and analysts to discuss our results. Transcripts of those two teleconferences are attached to this Form 6-K as Exhibits 99.6 and 99.7, respectively.

We placed form of releases to stock exchanges and advertisements in certain Indian newspapers concerning our results of operations for the quarter and year ended March 31, 2016, under IFRS and IGAAP. A copy of these releases to Stock Exchanges and advertisement is attached to this Form 6-K as Exhibit 99.8.

We have made available to the public on our web site, www.infosys.com, the following: Unaudited Condensed Financial Statements in compliance with IFRS; Audited Financial Statements in compliance with IFRS in Indian Rupees and the Auditors Report; Indian GAAP Standalone Balance Sheet, Standalone Statement of Profit and Loss, Standalone Cash Flow Statement, Notes on Accounts and Auditors Report for the year ended March 31, 2016 ; Indian GAAP Consolidated Balance Sheet, Consolidated Statement of Profit and Loss, Consolidated Cash Flow Statement, Consolidated Notes on Accounts and Auditors Report for the year ended March 31, 2016. We have attached these documents to this Form 6-K as Exhibits 99.9, 99.10, 99.11 and 99.12 respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ David D. Kennedy

Date: April 20, 2016	David D. Kennedy Executive Vice President - General Counsel and Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	IFRS USD Press Release
99.2	IFRS INR Press Release
99.3	Transcript of April 15, 2016 Press Conference
99.4	Transcript of April 15, 2016 television interaction
99.5	Fact Sheet regarding Registrant's Profit and Loss Account Summary for the quarters and years ended March 31, 2016 and 2015 (as per IFRS); Revenue by Geographical Segment, Service Offering, Project Type, and Industry Classification; Information regarding Client Concentration; Employee Information and Metrics; Infrastructure Information; and Consolidated IT Services Information
99.6	Transcript of April 15, 2016 11:30 a.m. IST Earnings Call
99.7	Transcript of April 15, 2016 6:00 p.m. IST Earnings Call
99.8	Form of releases to Stock Exchanges and advertisement placed in Indian newspapers
99.9	Unaudited Condensed Financial Statements in compliance with IFRS
99.10	Audited Financial Statements in compliance with IFRS in Indian Rupees and the Auditors Report
99.11	Indian GAAP Standalone Balance Sheet, Standalone Statement of Profit and Loss, Standalone Cash Flow statement, Notes on Accounts and Auditors Report for the quarter and year ended March 31, 2016
99.12	Indian GAAP Consolidated Balance Sheet, Consolidated Statement of Profit and Loss, Consolidated Cash Flow Statement, Consolidated Notes to Accounts and Auditors Report for the year ended March 31, 2016.